Exhibit 3.1

Merger Agreement

THIS MERGER AGREEMENT ("Agreement") is made on October 31, 2019 by and between Rigworx, Inc., 2112 Highpoint Drive, Sachse, TX 75048 ("RGWX"), and United Energy Corp. of 2112 Highpoint Drive, Sachse, TX 75048 ("UNRG").

On completion of the merger, RGWX will be dissolved leaving UNRG as the surviving business which will be known as United Energy Corp. after the merger is complete. The surviving business will be registered in the state of Nevada. The "Effective date" of the merger will be October 31, 2019.

RECITALS

RGWX Dissolving Entity

RGWX is a C-Corporation duly organized, validly existing, and in good standing under the laws of Wyoming.

UNRG Surviving Entity

UNRG is a C-Corporation duly organized, validly existing, and in good standing under the laws of Nevada.

United Energy Corp. Final Entity

United Energy Corp. is to be the surviving business entity, as that term is defined in the state statute, to the merger described in this agreement.

MERGER

Surviving Business Entity

Subject to the terms and conditions of this Agreement, on the Effective Date mentioned above, RGWX shall be merged with and into surviving entity under the laws of the state of Nevada. As a result of the Merger, the separate corporate existence of RGWX shall cease and the entity shall continue as the surviving business entity United Energy Corp.

Certificate of Merger

UNRG shall file a certificate of merger with the Secretary of State, as required by the laws of the state of Nevada. The certificate shall be signed and acknowledged by the required number of partners or members of all constituent entities. Certified copies of the certificate of merger shall be filed in the office of the recorder in all counties in which RGWX holds real property.

Effective Date of Merger

The merger shall be effective on the date of filing of the certificate of merger.

TERMS AND CONDITIONS

Negative Covenants

Between the date of this Agreement and the date on which the merger becomes effective, each constituent entity will not:

- Except in the ordinary course of business and for adequate value, dispose of any of its assets.

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Further Assignments or Assurances

If at any time UNRG considers or is advised that any further assignments or assurances in law are necessary to vest or to perfect or to confirm of record in UNRG the title to any property or rights of disappearing entity, or otherwise carry out the provisions of this Agreement, the entities agree that the managers of RGWX, as of the effective date of the merger, will execute and deliver all proper deeds, assignments, confirmations, and assurances in law, and do all acts that the surviving entity reasonably determines to be proper to vest, perfect, and confirm title to such property or rights in UNRG, and otherwise carry out the provisions of this Agreement.

Conversion

(a) At the effective date of the merger, each share in RGWX will be converted into a 1 for 1 share exchange with UNRG.

(b) No fractional interests of Rigworx, Inc. after the merger will be issued to the holders of interests of RGWX. However, holders who would otherwise be entitled to receive a fraction of an interest of Rigworx, Inc. on the basis of the conversion provided for in this article will instead receive shares that are rounded up.

(c) No fractional interests of UNRG before merger will be issued to the holders of interests of the surviving entity after the merger.

Exchange

If any interest of RGWX being exchanged in connection with this merger is evidenced by a certificate, each holder of that interest must surrender the certificate or certificates, properly endorsed, to the surviving entity or its transfer agent, and will receive in exchange a certificate or certificates representing the number of interests of the surviving entity into which the interests of RGWX have been converted.

MANAGEMENT OF SURVIVING ENTITY

Management and Control

The partners or managers of the surviving entity have the sole and exclusive control of the business, subject to any limitations in the articles and operating agreement of the surviving entity.

Directors and Officers

The initial Board of Directors of the Surviving Entity will consist of 3 Directors. Disappearing entity shall be entitled to nominate 5 members of the Board of Directors of the surviving entity. The three board members who will be nominated after the merger are as follows:

1) Sam Smith

2) Steve Wagoner

3) Brian Guinn

The officers of the entity will be as follows after the merger is completed:

CEO - Sam Smith

CFO - Steve Wagoner

CIO - Brian Guinn

SUCCESSION PLAN FOR SURVIVING ENTITY

After the merger is completed the surviving entity will be United Energy Corp. At this point, the surviving entity will continue to operate with the current officers and directors of the entity that is being merged (please see above). Rigworx is a fully integrated, vertical E&P Company with holdings in the midsouth. It is the intention of Rigworx Inc to grow its lease and mineral holdings through improved production and additional acquisitions. Rigworx produces hydrocarbons from its existing inventory of holdings. The primary focus is oil and in some cases complimented by natural gas, condensate and other items.

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INTERPRETATION AND ENFORCEMENT

Notices

Any notice, request, demand, or other communication required or permitted under this Agreement may be delivered in person, delivered by certified mail, return receipt requested, or delivered by facsimile transmission. Deliveries by certified mail or by facsimile transmission will be sent to the address of the respective party as first indicated above or as may be updated in the future in writing by either party.

Counterpart Executions

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Partial Invalidity

If any term of this agreement is held by a court of competent jurisdiction to be void and unenforceable, the remainder of the contract terms shall remain in full force and effect

Applicable Law

The validity, interpretation, and performance of this agreement shall be controlled by and construed under the laws of the State of Nevada.

Approvals

The office bearers and members of each constituent entity to this Merger Agreement have approved by the voting percentages required by the articles, operating agreement, and law the terms and conditions of this Agreement.

This Merger Agreement shall be signed by Sam Smith, Chairman & CEO, on behalf of Rigworx, Inc. and by Sam Smith, CEO on behalf of United Energy Corp.

Rigworx, Inc.:

/s/ Sam Smith     11/01/19

By Sam Smith, Chairman & CEO

United Energy Corp.:

/s/ Sam Smith     11/01/19

By Sam Smith, CEO

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